Exhibit 99.2

ATENTO S.A.

1 RUE HILDEGARD VON BINGEN

L-1282 LUXEMBOURG

R.C.S. LUXEMBOURG B.185.761

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on February 3, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on February 3, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E88579-S96150	KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ATENTO S.A.

The Board of Directors recommends you vote FOR the following:		For	Against	Abstain

1.	Approval of a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares), in accordance with Article 430-15 of the Luxembourg law dated 10 August 1915 concerning commercial companies, as amended from time to time.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Ordinary General Meeting:

The Notice and Proxy Statement and the Letter to Shareholders are available at www.proxyvote.com.

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E88580-S96150

ATENTO S.A.

Ordinary General Meeting of Shareholders

to Be Held Extraordinarily on February 4, 2020 at 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Raphaël Collin, Flavien Carbone and Marie Servais, or any of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Ordinary General Meeting of Shareholders to be held extraordinarily at 10:00 AM, Central European Time on February 4, 2020, at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side